UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

UTSTARCOM HOLDINGS CORP.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.00375 PER SHARE

(Title of Class of Securities)

918076100

(CUSIP Number)

JANUARY 17, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 918076100	PAGE 2 OF 8

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only). SoftBank America Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0-
	6	Shared Voting Power -0-
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned By Each Reporting Person -0-
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person CO

SCHEDULE 13G

CUSIP NO. 918076100	PAGE 3 OF 8

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only). SoftBank Holdings Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0-
	6	Shared Voting Power -0-
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned By Each Reporting Person -0-
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person HC

SCHEDULE 13G

CUSIP NO. 918076100	PAGE 4 OF 8

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only). SoftBank Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization JAPAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0-
	6	Shared Voting Power -0-
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned By Each Reporting Person -0-
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person HC

SCHEDULE 13G

CUSIP NO. 918076100	PAGE 5 OF 8

ITEM 1(A)	NAME OF ISSUER:

UTStarcom Holdings Corp.

ITEM 1(B)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Room 303, Building H, Phoenix Place, No. A5 Shuguangxili, Chaoyang District, Beijing, P.R. China, 100028

ITEM 2(A)	NAME OF PERSON FILING:

SoftBank America Inc., a Delaware corporation (“SoftBank America”), SoftBank Holdings Inc., a Delaware corporation (“SoftBank Holdings”), and SoftBank Corp., a Japanese kabushiki kaisha (“SoftBank” and, together with SoftBank America and SoftBank Holdings, the “Reporting Persons”). The Reporting Persons are making this single, joint filing pursuant to Rule 13d–1(k) because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

ITEMS 2(B), (C)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE; CITIZENSHIP OF REPORTING PERSONS

The principal business address of SoftBank America is 38 Glen Ave., Newton, MA 02459. SoftBank America is a Delaware corporation.

The principal business address of SoftBank Holdings is 38 Glen Ave., Newton, MA 02459. SoftBank Holdings is a Delaware corporation.

The principal business address of SoftBank is Tokyo Shiodome Bldg., 1–9–1, Higashi-shimbashi, Minato–ku, Tokyo 105–7303. SoftBank is a Japanese kabushiki kaisha.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, par value $0.00375 per share

ITEM 2(E)	CUSIP NUMBER:

918076100

ITEM 3.	STATEMENT FILED PURSUANT TO SS.SS.240.13D–1(B) OR 240.13D–2(B) OR (C):

Not applicable.

SCHEDULE 13G

CUSIP NO. 918076100	PAGE 6 OF 8

ITEM 4.	OWNERSHIP

SoftBank America is a wholly–owned subsidiary of SoftBank Holdings; accordingly, securities owned by SoftBank America may be regarded as being beneficially owned by SoftBank Holdings. SoftBank Holdings is a wholly–owned subsidiary of SoftBank; accordingly, securities owned by SoftBank Holdings may be regarded as being beneficially owned by SoftBank.

As of the date of the filing of this statement, neither SoftBank America, SoftBank Holdings nor SoftBank may be deemed to beneficially own any ordinary shares of UTStarcom Holdings Corp.

(a) Amount Beneficially Owned:

	SoftBankAmerica, SoftBank Holdings, SoftBank:	-0-

(b) Percent of Class:

	SoftBankAmerica, SoftBank Holdings, SoftBank:	0.0%

(c) Number of shares as to which such person has:

(i) sole power to vote or direct the vote:

	SoftBankAmerica, SoftBank Holdings, SoftBank:	-0-

(ii) shared power to vote or direct the vote:

	SoftBankAmerica, SoftBank Holdings, SoftBank:	-0-

(iii) sole power to dispose or to direct the disposition of:

	SoftBankAmerica, SoftBank Holdings, SoftBank:	-0-

(iv) shared power to dispose or to direct the disposition of:

	SoftBankAmerica, SoftBank Holdings, SoftBank:	-0-

SCHEDULE 13G

CUSIP NO. 918076100	PAGE 7 OF 8

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATIONS

Not applicable.

SCHEDULE 13G

CUSIP NO. 918076100	PAGE 8 OF 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Amendment No. 3 on Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated: January 21, 2014

SoftBank Corp.		SoftBank America Inc.

By:	/s/ Steven J. Murray	By:	/s/ Steven J. Murray
	Name: Steven J. Murray		Name: Steven J. Murray
	Title: Authorized Signatory		Title: Authorized Signatory

SoftBank Holdings Inc.

		By:	/s/ Steven J. Murray
Name: Steven J. Murray
Title: Authorized Signatory